Exhibit 99.1

[Excerpt from the registrant's Registration Statement on Form S-1 (No. 333-253969).
Terms not defined herein are defined as set forth in the Registration Statement.]

BUSINESS

Our Business

Our Mission

Our mission is to build the most comprehensive and capable end-to-end global supply chain software ecosystem by combining networks, data, and applications in a single platform to deliver enduring customer value.

Overview

E2open is a leading provider of 100% cloud-based, end-to-end supply chain management software. E2open’s software combines networks, data, and applications to provide a deeply embedded, mission-critical platform that allows customers to optimize their supply chain by accelerating growth, reducing costs, increasing visibility, and driving improved resiliency. Given the mission-critical nature of our solutions, we maintain long-term relationships with our customers, which is reflected by our 95% gross retention and average customer tenure of 14 years for our top 100 customers as of the date of filing this prospectus. In aggregate, we serve more than 1,200 customers in over 180 countries across a wide range of end-markets, including technology, consumer, industrial, and transportation, among others.

E2open operates in what we believe is an attractive industry with strong secular tailwinds and a large Total Addressable Market of more than $45 billion. This TAM is comprised of approximately 85% Whitespace, including what we estimate to be more than $1 billion of opportunity with our existing customers, and includes a combination of legacy point solutions and home-grown applications, many of which are tied together with manual processes and spreadsheets. As manufacturing has evolved from brands owning the full production lifecycle to orchestrating disparate manufacturing, distribution and selling processes, supply chains have grown more complex, increasing demand for software solutions like E2open. We believe our fully cloud-based, end-to-end software platform offers a differentiated solution for customers that gives them better value as compared to solutions offered by some of our competitors.

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We believe our completed Business Combination and enhanced access to capital as a public company will best position us to realize our objective of building the most comprehensive and capable end-to-end global supply chain software ecosystem, delivering enduring customer value. Going forward, we plan to accelerate revenue growth and value creation through continued enhancement of our existing product portfolio, deepening of existing customer relationships and onboarding of new customers. Additionally, we anticipate expanding product offerings through data and analytics opportunities and pursuing strategic and financially accretive acquisitions.

Our Platform

Our harmonized SaaS platform brings together networks, data, and applications to facilitate end-to-end supply chain visibility across planning and execution, and delivers a strong value proposition.

Network

Our network combines four distinct, but connected, ecosystems: Demand, Supply, Global Trade, and Logistics, which we estimate support more than 220,000 trading partners and capture more than 8 billion transaction data points each year.

Our Supply ecosystem is comprised of companies and other participants for which we source components and materials and/or provide manufacturing capacity for the production of goods. We estimate that, at any moment in time, we oversee an average of more than 58 million shipments as well as process an average of over 61 million orders and 17 million invoices for our customers and supply and manufacturing network participants based on samples taken over a 12 month period.

Our Logistics ecosystem includes global logistics services that transport components, raw materials, and finished goods across all modes. We estimate that we facilitate over 26% of global ocean container bookings within this ecosystem in addition to tracking the movement of over 46 million containers every month.

Our Global Trade ecosystem allows participants to automate the global movement of goods and to facilitate cross-border operations for businesses, which we believe is increasingly important given the velocity with which import and export laws change on a global scale. This ecosystem provides our network with data on trade regulations across more than 180 countries that we estimate supports annual processing of over 12 million export pre-customs entry lines, 15 million free trade aggregate bill of materials qualifications, and 92 million restricted part-list screenings, annually.

Our Demand ecosystem represents the global footprint established by retailers, distributors, re-sellers, and those who sell goods primarily through online channels. We estimate that we process over $2 billion in claims every quarter, more than 40 million channel sales transactions each month, and over 94 million channel inventory transactions every month.

Our network connects participants across all of these ecosystems, enabling customers to analyze data, identify problems proactively and optimize asset efficiency. We are a leading provider with a unique network of ecosystems, and do not rely on third party providers for network information.

Source: Management estimates as of August 2020.

(1)	Estimated number of shipments, orders, and invoices overseen at any moment in time based on samples taken over a 12 month period.

Data

Our proprietary algorithms capture the data within our network ecosystems that feed our solutions to deliver compelling value to our customers. Additionally, our customers can combine internal and external vendor data with our network to drive informed decision-making based on real-time information. We believe our ability to capture and harmonize data from our customers and their trading partners in any native format demonstrates the strong capabilities of our software architecture and integrated data model. We believe that our combination of network ecosystems, data and applications providing end-to-end supply chain visibility and connecting more than 220,000 trading partners is unique.

Applications

Our end-to-end applications provide artificial intelligence- and machine learning-based advanced analytics to help customers gain insights for enhanced decision-making across planning and execution supply chain functions. Our applications are organized into seven product families: Channel Shaping, Demand Sensing, Business Planning, Global Trade Management, Transportation & Logistics, Collaborative Manufacturing and Supply Management.

Channel Shaping allows customers to optimize activity across retail, distributor, and online channels, which includes aligning partner selection, market incentives, on-shelf availability, sell-through, inventory management and performance incentives.

Demand Sensing utilizes artificial intelligence and machine learning to forecast demand based on historical trends, current sell-through dynamics, weather, and other relevant factors.

Business Planning helps ensure optimized global performance through scenario-based planning and execution algorithms balancing supply, demand, inventory, and financial targets.

Global Trade Management automates import and export processes to enable efficient and compliant cross-border trade while optimizing customs duties and reducing broker fees.

Transportation & Logistics orchestrates the movement of goods by allowing customers to connect with key stakeholders to optimize carriers, simplify tendering, track shipments and streamline payments.

Collaborative Manufacturing provides comprehensive visibility into internal and external manufacturing activities by monitoring yields, quality, cycle-times/utilization, and other key indicators to track performance, identify deficiencies, and facilitate corrective actions.

Supply Management ensures the continuity of supply by orchestrating procurement, capacity, inventory management and drop-ship fulfilment across multiple-tiers of the manufacturing process.

Competitive Strengths

We believe the following competitive strengths will contribute to our ongoing success:

Attractive Industry Tailwinds and Large TAM with Significant White Space

We participate in the growing supply chain management (“SCM”) software industry. We estimate our TAM is more than $45 billion across North America and Europe, and anticipate this market will grow at a greater than 12% CAGR from 2021-2024. Several secular trends are increasing the demand for SCM software, including rising:

•	Complexity of Global Supply Chains:

•	Brand owners have transitioned from being manufacturers to orchestrators that produce little, but manage vast networks of trading partners and suppliers.

•	As supply chains become increasingly global and complex, SCM software is essential to run supply chains efficiently at scale.

•	Demand for Integrating Siloed Data to Drive Decision Making:

•	Manufacturers are increasingly focused on utilizing disparate data to drive more efficient decision making.

•	Historically, data to help manufacturers bring their products to market has existed in silos within various departments of the manufacturers, as well as across their extended partner ecosystems.

•	Access to timely and comprehensive data is valuable not just to each department within a manufacturer, but also critical for partners of the manufacturer to run efficient operations on its behalf.

•	Brand owners are increasingly focused on applying data from different parts of the supply chain to make more informed manufacturing decisions, such as using retail demand sensing to forecast required manufacturing output.

•	Brand owners are increasingly focused on a flexible, multi-modal value proposition spanning carriers, shippers, and third-party logistics providers.

•	Regulatory Environment Complexity:

•	Manufacturers increasingly need to navigate complex frameworks of regional and local taxes, tariffs, and regulatory compliance protocols.

•	SCM software solutions help automate these tasks and reduce the regulatory burden for companies, which will continue to be a strategic priority.

•	Geographic Consolidation:

•	Shippers and third-party logistics providers operate in a global environment and want to execute within a single technology platform.

•	Many SCM technology solutions have historically had stronger capabilities within the region in which they were initially developed. North America is the most developed, with Europe served by a smaller number of SCM software solutions while Latin America and APAC are comparatively underpenetrated.

•	COVID-19 Implications:

•	As a result of disruptions related to COVID-19, it has become increasingly important to diversify supply chains to mitigate disruption risk resulting from concentration within a supply chain. The complexity that arises from diversifying a supply chain and increasing the number of trading partners across more geographies and production facilities drives further demand for SCM software.

We believe our TAM has approximately 85% white space, as many companies currently rely on home-grown or spreadsheet-based solutions created over time, which require significant manual effort to achieve end-to-end supply chain visibility. Moreover, these home-grown SCM solutions often rely on latent and one-off point-to-point connections with partners for collecting data. These alternatives provide less value and are significantly more error prone, creating an attractive competitive dynamic within the industry for SCM software providers where there is significant opportunity to grow without the need to replace an incumbent competitor. More than $1 billion of this white space exists within our installed base of customers, which we believe provides very actionable growth opportunities through expanding our existing relationships.

Category-Defining End-to-End Provider of Mission-Critical Software

As businesses have transitioned from being owners of the production lifecycle to orchestrators of discrete manufacturing, distribution and selling processes, they have increasingly looked to software solutions to manage this growing complexity. However, most SCM software has not been designed to address these challenges comprehensively, and manufacturers often employ multiple point solutions with siloed data and processes that inhibit visibility, resulting in sub-optimal decision-making based on inaccurate or outdated information. Our approach, which is built around a cloud-based SaaS platform with end-to-end visibility and real-time, network-powered data, provides best-of-breed functionality across the supply chain and facilitates optimal supply chain performance.

As described above, we operate a software platform that integrates network ecosystems, data, and applications across a harmonized and simplified user interface, driving compelling value proposition and return on investment for our customers. This has created a mission-critical software solution and long-term relationships with customers as evidenced by our 95% gross retention rate. Additionally, we have been widely recognized as a differentiated leader by Gartner, International Data Corporation, Nucleus, and others in the realm of multi-enterprise solutions, which we believe will be the future of SCM software.

Strong Network Effects Enhanced by a Flexible and Integrated Data Model

Our core offerings are underpinned by an integrated data model that facilitates the flow and processing of data for participants across several ecosystems and applications. This model facilitates low latency, “many-to-one-to-many” data exchange across trading partner ecosystems. The combination of our integrated and flexible data model along with the four aforementioned network ecosystems powers our customers’ solutions allowing them to efficiently orchestrate their end-to-end supply chains. This architecture is designed to ensure that each participant and data source within these ecosystems enhances our applications, which in turn improves the network and the value E2open delivers to customers and participants alike.

Our software architecture and ability to harmonize disparate forms of data create a scalable software platform that can efficiently integrate acquisitions and new product applications seamlessly into a consolidated and holistic SaaS solution. Our software architecture and this ability has been a driving force behind our robust track-record of successful acquisition integrations, and we believe our scalable platform will allow us to generate substantial value through tuck-in and transformative acquisitions in the future.

Importantly, we believe there is incremental value we can create by utilizing the data flowing through our network to develop insights that can further help our customers as well as other target markets. If the Business Combination is completed, we plan to work with the team at CCNB1 and the board of directors that will be appointed upon consummation of the Business Combination to develop a comprehensive strategy to capture this market opportunity and deepen our relationships with customers, which has the potential to accelerate revenue growth meaningfully.

Long-Term Relationships with Diversified and Blue-Chip Customer Base with Proven Wallet Share Expansion

E2open delivers solutions for some of the largest brand owners and manufacturers globally, and we estimate more than 125 of our customers have annual revenues of over $10 billion. We believe we are mission-critical to our customers’ operations, as evidenced by our 95% gross retention. Our top 100 customers have an average tenure of over 14 years and generate an average of $1.5+ million of annual subscription revenue. We possess a diverse customer base consisting of more than 1,200 clients that spans a broad spectrum of industries, including the technology, industrial, consumer, and transportation sectors, among others.

Our customers utilize our solutions to orchestrate their supply chains, which we believe enables them to realize significant value and return on investment. For example, a leading consumer packaged goods company was able to cut forecast errors by 40% and reduce inventory by 35% using our product suite. They are now able to leverage our platform to forecast every product using artificial-intelligence and machine-learning technology. Moreover, a leading high-tech company has utilized our software to realize $300 million in savings over three years. An additional example includes a high-growth, large-scale consumer technology platform, which utilized our software to reduce its execution time from eight weeks to seven days, creating substantial opportunity to accelerate their revenue growth in addition to reducing costs.

Source: Management estimates.

We believe there is more than $1 billion of white space opportunity within our existing customer base since approximately 51% of our customers with more than $50,000 in recurring revenue currently utilize only one of our SKUs. Accessing this significant opportunity would allow us to more than triple revenue over time without new logos, products, or acquisitions. We have a proven track record of expanding share within our customer base as illustrated by our relationships with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider, which increased recurring revenue with us by 2.7x, 2.0x, 1.9x, and 1.6x, respectively, from fiscal year 2018 to fiscal year 2020. The historical success of our “land and expand” strategy gives us confidence in our ability to penetrate the $1 billion of white space within our existing customers described above.

World-Class Management Team and Board of Directors

Our management team has a demonstrated history of delivering strong operational results, with over 25 years of relevant experience on average across our senior management team. Our Chief Executive Officer, Michael A. Farlekas, has been Chief Executive Officer of E2open since 2015 and brings over 25 years of experience leading supply chain management software companies.

Our management team is complemented by a board of directors whose members have proven track records of successfully investing in, operating, and acquiring software-based technology businesses. Stephen C. Daffron, current President of Dun & Bradstreet and former Chief Executive Officer of Interactive Data Corporation, and Eva F. Huston, current Chief Strategy Officer at Duck Creek Technologies and former Chief Financial Officer at Verisk Analytics, serve as directors and help drive our strategy to capture the significant data and analytics opportunity we believe is available. Each of these directors actively supports our management and contribute significant time and knowledge in their respective areas of expertise, including data and analytics, machine-learning/artificial-intelligence, SaaS go-to-market, acquisition execution and integration, financial reporting, and investor relations, among others.

Growth Strategies

We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

A Expand Within Existing Customers

- **Cross-sell / upsell installed base**
  - — Ability to **more than triple revenue** without new logos, new products or M&A
  - — **$1bn+ white space** within existing customers
  - — **51%** of existing customers use only **1 SKU**
- **Price value maximization** opportunity

B Win New Customers

- **Sales force** investments and incentives
- Strategic partnerships
- **Increase penetration** in core industries and accelerate momentum in expansion industries (CPG, retail, pharma)
- Expansion of channel reseller and partner network

Growth Acceleration Plan

C Continue Strategic Acquisitions

- **Proven track record** of **successful integration** and **synergy realization**
- Pursue numerous **actionable targets**
  - — Transformative
  - — Tuck-In
- **Robust tech stack** facilitates seamless integration

Expand Within Existing Customers

As described above, we believe there is significant opportunity to drive growth through expansion of our existing customer relationships. We have an opportunity to more than triple our revenue over time without any new logos, new products or acquisitions given what we believe to be the more than $1 billion white space opportunity within our existing customer base. Our acquisition strategy is focused on acquiring best-of-breed point solutions to incorporate into our integrated end-to-end platform. As a result, we currently sell just one SKU to approximately 51% of our customers with more than $50,000 in recurring revenue, as most acquired companies have only one product to offer their customers. We believe this represents a significant opportunity to accelerate growth and strengthen relationships with our installed base, especially as it grows over time with new customer wins. Importantly, we have a strong track record of achieving growth within our existing customer base. From fiscal year 2018 to fiscal year 2020, we increased the recurring revenue with a leading CPG company, a leading industrial manufacturer, a blue-chip technology firm, and a global hardware and software technology provider by 2.7x, 2.0x, 1.9x and 1.6x, respectively.

Win New Customers

As part of our growth strategy, the second growth lever is winning new customers, which we anticipate accelerating by optimizing our sales force through several measures alongside our board of. First, we plan to invest in hiring an expert salesforce of new logo “hunters” funded by savings realized through our participation in a group purchasing organization coordinated by the Board. In addition to finding and onboarding this new “hunter” salesforce, we have already identified the specific areas of savings, which we are in the process of implementing across various areas of indirect spend. Additionally, we plan to pursue strategic partnerships and leverage the networks of our Board to elevate conversations with C-level executives at key targets in our pipeline. We also intend to utilize these relationships and networks as well as our own channel reseller and partner network to accelerate growth through the onboarding of new customers.

Continue Strategic Acquisitions

A third lever of our growth strategy is to continue strategic acquisitions. We plan to utilize a disciplined approach to acquisitions, focusing on opportunities that will create value by strategically broadening our product offering as well as financially through the realization of integration-related cost savings. Our key strategic acquisition criteria include: mission-critical solutions in core markets; complementary cloud applications with minimal product overlap; new customer relationships in vertical or geographic markets; and TAM, proprietary data, and/or network expansion. We have a large pipeline of actionable targets, including three large and transformative opportunities as well as a larger list of tuck-in opportunities identified in accordance with the criteria described above.

We have a demonstrated track record of success in expanding our product offering and accelerating growth through acquisitions. Through our acquisitions of INTTRA and Amber Road, we were able to enhance our value proposition to customers through the addition of ocean shipping logistics solutions as well as global trade management offerings, both of which contributed to our ability to provide end-to-end supply chain visibility. The acquisition of INTTRA increased the power of our network ecosystems through the integration of 26% of global ocean freight data, which further strengthened the network effects of our software platform and business model. Our acquisition of Amber Road enhanced our platform by providing customers with global trade management solutions to automate their import and export processes and help improve sourcing decisions across more than 180 countries. Importantly, we also have a track record of efficiently integrating acquired solutions operationally and financially. Across each of our acquisitions since 2015, we have met or exceeded our integration-related cost savings targets, including 20% cumulative outperformance.

Additional Organic Growth Building Blocks

We also believe there are several additional building blocks of organic growth acceleration that provide a margin of safety for achieving our steady-state subscription revenue growth target of 11-12% annually, including pricing-value maximization, data and analytics, sales force optimization and partnerships/new sales channels. We plan to work with our Board as described above to pursue these additional growth opportunities, which are not currently contemplated in our forecasted financial performance.

Industry

We operate in the supply chain management software industry, which serves brand owners, retailers, distributors, manufacturers, fulfillment and warehousing providers, and sourcing companies that deal with complex, global supply chains. As manufacturers increasingly outsource most of their production, they become large orchestrators of vast supply chains and have an increasing need for software to help manage these operations. Our SCM software, powered by our network, helps our customers manage and optimize their supply chains in an efficient, data-driven manner.

We estimate the TAM in North America and Europe for our SCM software solutions is $45 billion, which reflects a high-single-digit historical growth rate. We expect our TAM to accelerate to more than 12% annual growth in the 2021-2024 calendar years. Importantly, we believe that approximately 85% of our TAM is white space not currently served by an SCM software provider. Many companies utilize a patchwork of customized or home-grown supply chain solutions that have been developed over decades and are outdated with respect to current technology, and often patched together with spreadsheet-based processes. As a result, these solutions are latent and require high human capital investments to maintain and operate. The recent COVID-19-related supply chain disruptions have further highlighted the limitations of existing decision-making infrastructure with home grown solutions and the imperative for end-to-end digital transformation that can drive holistic and timely supply chain decision making.

Due to the outsourced and siloed nature of supply chains, the growth in the number of trading partners and vendors has generated commensurate data growth. This has driven demand for end-to-end supply chain management solutions that can integrate disparate data from across the supply chain to drive real-time decision making. Manufacturers and retailers are increasingly focused on solutions that can integrate multiple sources of data, including retail demand, shipping capacity and production output, to help drive unified, real-time decision making to optimize the supply chain.

The SCM software industry has traditionally been viewed as having three key sub-segments: procurement, planning, and execution. However, the flow of goods and information is continuous across these sub-segments, and E2open has recognized this and been developing end-to-end solutions that span the entire SCM software landscape to support all supply chain functions.

Customers

We primarily sell our software solutions to large enterprise brand-owners, manufacturers and transportation and logistics service providers. Our customers include some of the most well-known brands in the World, and we estimate that we have over 125 customers with over $10 billion in annual revenue. Customers often start with one of our software solutions to solve a specific problem and then expand their spend over time. This is evidenced by our long customer tenure (14 years), high gross retention (approximately 95%) and sizable average annual subscription revenue ($1.5+ million) across our top 100 customers.

As of February 29, 2020, we have more than 1,200 customers in over 180 countries. No organization or customer accounted for more than 7% of our revenue for fiscal years 2019-2020. Our customers range in size from small businesses to Fortune 100 companies, and our go-to-market and solutions portfolio enable us to reach customers of all sizes across many industries.

For the fiscal year ended February 29, 2020, 36% of our recurring revenue was derived from technology companies, 21% from transportation and logistics companies, 20% from consumer goods companies, 16% from industrial manufacturing companies and 7% from other industries including agriculture, education, business and financial service, healthcare and non-profit companies.

Go-To-Market

Our go-to-market strategy is focused on both expanding the adoption of our product portfolio with existing customers and the acquisition of new customers. We primarily focus our selling efforts on large enterprise organizations and sell our software through a direct sales force and channel partners. Additionally, we have a high-velocity inside sales organization to serve small and medium-sized businesses. Our go-to-market strategy enables our sales force to develop deep, long-term relationships with existing and potential customers across the relevant functions, from buying managers to information technology to division heads to C-level executives. Importantly, we believe that our go-to-market approach focused on customers is a competitive advantage compared to competitors that go-to-market focused on products, which enables us to sustain our high customer retention, long customer tenure, and drive maximum spend within each customer.

Our sales organization is comprised of field sales, inside sales, and sales development personnel, and we align these teams based on customer size and industry. We focus initially on solving a customer’s primary need, usually a specific piece of their supply chain. Once a customer adopts our solution and witnesses the power of our platform, we focus on cross-selling additional products and up-selling additional departments and divisions with the same solution. We have found that experience with our SaaS platform is the most effective selling tool.

Recent Acquisitions

On November 26, 2018, we completed the acquisition of INTTRA, a leading ocean shipping network, software and information provider at the time. This strategic acquisition was important in the foundation of our Logistics ecosystem given the strength of INTTRA’s multi-carrier shipping network across 177 countries that we estimate managed 26% of the world’s global ocean freight. INTTRA’s network and cloud-based software solution served more than 35,000 active shippers, 60 carriers and 150 integrations with transportation management and port system software partners, and significantly enhanced our ability to provide end-to-end visibility to our customers.

On July 2, 2019, we acquired Amber Road, a cloud-based global trade management software platform providing solutions across sourcing, global logistics and trade compliance, in a transaction valued at approximately $428.6 million. The acquisition of Amber Road provided an expansive digital repository of global trade rules and regulations across 170 countries as well as significant customer relationships across Global 1000 and mid-sized companies.

We have integrated the Amber Road business into our platform and operations. We completed the people portion of the integration in September 2019, approximately 60 days subsequent to the acquisition. As a result, we have one consolidated field organization, professional services organization, customer success and support organization, and product management and development organization each of which follow a consistent unified process irrespective of their pre-acquisition heritage.

From a field operations perspective, the sales teams have been merged together, customer accounts and sales leads have been assigned to the combined teams and the selling processes have been unified. All sales people sell all products to their assigned target clients. From a product perspective, the Amber Road products are an integrated part of our platform. The entire product portfolio follows the same product management and release processes with a quarterly release cadence where all products are released with the same synchronized frequency on the same pre-determined date, every 90 days. The first unified release for the Amber Road heritage release was in November 2019. User Management (via Harmony®) and data integration via (E2net) are the first steps to interoperability and with each quarterly release we further this integration (for data as well as for users). This allows us to rapidly leverage the benefits of the combined product portfolio for existing E2open customers as well as the newly acquired customers. With every release we strive to improve interoperability allowing us to support new use cases and process flows that further differentiate our solutions and provide value to our customers.

The remaining integration work related to this acquisition is primarily around lease exits and data center consolidation which we expect to complete by mid-year in fiscal 2022.

Now, as an integrated part of our software platform, we have enhanced our ability to provide customers with valuable trade management information services, helping them improve sourcing decisions and automating import and export trade processes across their global operations.

Competition

Defined by changing technology and evolving customer needs, the market for SCM software is complex, competitive, and highly fragmented. There are many players offering point solutions that specialize in niche segments of SCM software, whereas E2open provides an end-to-end platform with network, planning and execution capabilities. Several participants within each product category offer solutions that compete against one or more of our current offerings, including Manhattan Associates in supply chain execution, Kinaxis in supply chain planning, and SPS Commerce in EDI-based network solutions. Additionally, we believe some of the large enterprise resource planning players offer capabilities across supply chain planning and execution, but currently lack the best-of-breed applications, network ecosystems and data that our platform provides.

Source: Management estimates.

We believe the principal competitive factors in our market are:

•	Brand awareness, reputation, and experience with customers within respective industry verticals;

•	Product capabilities, including end-to-end visibility, scalability, performance, functionality, safety and security, and reliability;

•	Ability to collect and synthesize data;

•	Ease of deployment, use and flexibility;

•	Interoperability and ease of integration with third-party vendors and internal customer systems;

•	Customer, technology, and platform support; and

•	Strength of sales and marketing efforts.

We expect competition to evolve as companies continue to digitally transform their supply chains and as more vendors look to provide an end-to-end supply chain platform. We believe we compete effectively to serve these needs as our products and go-to-market efforts have been designed with these criteria in mind. Additionally, we believe that our combination of network ecosystems, data and applications providing end-to-end supply chain visibility and connecting more than 220,000 trading partners is unique.

Employees

As of November 30, we employed 2,406 full-time employees, including 198 in sales and marketing, 671 in product, 387 in operations, 455 in data content, 459 in professional services and 236 in general administrative functions. Among our full-time employees as of November 30, 2020, 651 were in North America, 199 were in Europe, the Middle East and Africa, and 1,556 were in Asia Pacific.

Over the last several years, we have developed operating principles that have provided a unifying foundation for our global workforce. This has led to one culture of transparency, commitment, and operational intensity, which has enabled our ability to drive growth, retain employees and rapidly integrate acquisitions.

Properties and Facilities

Our corporate headquarters is located at 9600 Great Hills Trail, Suite 300e, Austin, Texas 78759. In addition, we lease other corporate office spaces in San Jose, California; Edmonds, Washington; Dallas, Texas; Davenport, Iowa; Chicago, Illinois; Parsippany, New Jersey; McLean, Virginia; Raleigh, North Carolina; Rogers, Arkansas; Atlanta, Georgia; Fort Lauderdale, Florida; Reading, United Kingdom; Antwerp, Belgium; Copenhagen, Denmark; Karlsruhe, Germany; Munich, Germany; Krakow, Poland; Pune, India; Hyderabad, India; Bangalore, India; Kuala Lumpur, Malaysia; Shenzhen, China; Shanghai, China; and Kowloon, Hong Kong.

Our data centers are operated through co-location facilities, where we provide our own equipment to be used in leased space. We utilize and optimize data centers and public cloud services throughout the world to support a secure 99.99% uptime infrastructure with zero single-points of failure for our customers. The following table sets forth our material technology infrastructure, including location and function, for our properties throughout the world (all of which are leased). While the data center space is leased, we own all the equipment and gear that sits within those data centers.

#	Location	Function
1	San Jose, California	Production
2	Sunnyvale, California	Development, Configuration, Staging
3	Denver, Colorado	Disaster Recovery
4	Chicago, Illinois	Production, Disaster Recovery, Datacenter
5	Jacksonville, Florida	Production, Development
6	Carlstadt, New Jersey	Disaster Recovery
7	Beijing, China	Production
8	Shanghai, China	Production, Disaster Recovery
9	Hong Kong	Production
10	Hong Kong	Disaster Recovery

Intellectual Property

We consider the protection of our intellectual property and proprietary information to be an important facet of our business. We own a number of trademarks, patents, copyrights and domain names registered in the United States and abroad that, together, are meaningful to our business, including the E2OPEN, AMBER ROAD, INTTRA marks (among others). From time to time, we have pursued enforcement of our intellectual property rights against third parties and expect to do so in the future when cost effective. In addition, we enter into customary confidentiality and invention assignment agreements with employees and contractors involved in the development of our intellectual property.

Government Regulation and Compliance

We are subject to various laws and regulations of the United States and other jurisdictions, including the European Union, by supranational, national and local government authorities, including with respect to sanctions compliance, privacy laws, labor and employment laws, and other laws. In the United States, our global sanctions compliance is monitored by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and certain of our subsidiaries have received a license from OFAC permitting certain business, transactions or other activities involving sanctioned countries. We monitor these regulatory requirements, including the requirements for retaining our OFAC license, and our compliance on a regular basis.

Legal Proceedings

We are subject to various legal proceedings, claims, and governmental audits that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material effect on our financial position, results of operations, or cash flows.